Exhibit d(19)
Amendment for IRA Retirement Plan (Effective Date January 1, 2023)
This Amendment is made a part of the Contract to which it is attached and is effective on the later of the Effective Date shown above or the Contract Date. This Contract is intended to qualify as an IRA under section 408(b) of the Internal Revenue Code (“Code”). At the request of the Owner, the Contract is amended by this Amendment to permit the Contract to qualify as an IRA. This Amendment supersedes any conflicting terms in the Contract and any prior Amendment for IRA Retirement Plan. References to “section” are to sections of the Code or the regulations under the Code and include any successor provisions of the Code or regulations.
1.	This Contract is established for the exclusive benefit of the Owner and the Owner's beneficiary(ies). Joint or Contingent Owners cannot be named under the Contract.
2.	The Owner of this Contract shall be the Annuitant. All distributions while the Owner is alive must be made to the Owner.
3.
The entire interest of the Owner is non-forfeitable. This Contract may not be transferred, sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose (other than a transfer incident to a divorce or separation instrument pursuant to section 408(d)(6)).

4.
Contributions - Contributions to this Contract must be paid in cash and, except in the case of a trustee-to-trustee transfer from another IRA or in the case of a rollover contribution from an eligible retirement plan as permitted under the Code, contributions may not exceed the maximum amount permitted under sections 219(b) and 408(b) or other applicable provisions of the Code. If this Contract is a SEP IRA, the annual contribution may not exceed the amount permitted under section 408(j) and (k). The annual purchase payment under a Salary Reduction SEP (SARSEP) may not exceed the amount permitted under section 408(k)(6). No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to section 408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from an IRA used in conjunction with a SIMPLE IRA plan prior to the expiration of the two-year period beginning on the date the individual first participated in that employer's SIMPLE IRA plan. This Contract does not require fixed premiums.

5.
Inherited IRA - If this is an inherited IRA within the meaning of section 408(d)(3)(C) maintained for a beneficiary of a deceased individual, (1) references in this Amendment to the "Owner" are to the deceased individual, (2) such beneficiary must be the Annuitant, and (3) no contributions can be made other than a direct rollover or transfer from an eligible retirement plan of the deceased individual in accordance with federal tax law.  For purposes of the foregoing sentence, an “inherited IRA” includes an IRA maintained for a beneficiary who is the surviving spouse of the deceased individual if such beneficiary has not elected to treat this IRA as their own.

6.
Distributions - Notwithstanding any provision of this Contract to the contrary, the entire interest in this Contract must be distributed in accordance with sections 408 and 401(a)(9) and the regulations thereunder, the provisions of which are herein incorporated by reference.

(a)
The Owner must begin distributions by the “required beginning date,” which is April 1st of the year after the year they attain the “applicable age,” as defined in section 401(a)(9)(C)(v). For each year after the Owner attains the applicable age, a minimum distribution must be made by December 31st of that year. By the required beginning date, the entire interest in this Contract (1) must be distributed in a single sum payment, or (2) must begin to be distributed in accordance with the regulations under section 401(a)(9) over (i) the life of the Owner or the joint lives of the Owner and their designated beneficiary, or (ii) a specified period not extending beyond the Owner's life expectancy or the joint and last survivor life expectancy of the Owner and their designated beneficiary. Distributions must continue through the calendar year of the Owner’s death.

(b)
If the Owner dies before the required beginning date, the remaining interest of any “designated beneficiary” within the meaning of section 401(a)(9)(E)(i) (generally, an individual) must be distributed by December 31st of the year containing the 10th anniversary of the Owner’s death. Alternatively, if the designated beneficiary is an “eligible designated beneficiary” within the meaning of section 401(a)(9)(E)(ii) (an “EDB”), they may elect to “stretch” distributions over their life or a period not extending beyond their life expectancy. Stretch distributions must start by December 31st of the year following the year the Owner died and must end by the earlier of (1) December 31st of the year containing the 10th anniversary of the EDB’s death, or (2) such earlier date required by section 401(a)(9). If the Owner’s beneficiary is not a designated beneficiary, the entire remaining interest must be distributed by December 31st of the year containing the 5th anniversary of the Owner’s death, and stretch distributions over life or life expectancy are not allowed.

(c)
If the Owner dies on or after the required beginning date, the entire remaining interest in this Contract must be distributed at least as rapidly as the method of distribution being used under section 401(a)(9)(A)(ii) as of the date of the Owner’s death. If the beneficiary is a designated beneficiary but is not an EDB (as those terms are defined above), such distributions must be completed by December 31st of the year containing the 10th anniversary of the Owner’s death. If the beneficiary is an EDB, the distributions instead must be completed by December 31st of the year containing the 10th anniversary of the EDB’s death, or by such earlier date required by section 401(a)(9).

(d)	If the Owner’s sole designated beneficiary is their surviving spouse, the following rules apply to the extent required or permitted under the Code and regulations:
•
Provided that the spouse is treated as making any election required by the Code for the following treatment to apply, (1) the date that “stretch” distributions must commence pursuant to paragraph (b) above will not be earlier than the date on which the Owner would have attained the “applicable age” as defined above, and (2) if the spouse dies before “stretch” distributions are required to start, paragraphs (b) and (c) above shall apply as if the spouse were the Owner rather than a beneficiary.

•
The spouse may treat this Contract as the spouse's own IRA. This election will be deemed to have been made if the spouse makes a contribution to this Contract or fails to take required distributions as a beneficiary.  An election described in this paragraph may be subject to timing limits and other requirements under IRS regulations, which are incorporated herein by reference.

(e)
If the Owner died before January 1, 2020, the minimum distribution rules of the Code prior to 2020 apply and are incorporated herein by reference.  In such case, if the Owner’s beneficiary dies after January 1, 2020, the entire remaining interest in this Contract must be distributed by the end of the 10th year after the beneficiary’s death.

(f)
For purposes of required minimum distributions, life expectancy is determined using the applicable tables in section 1.401(a)(9)-9 of the regulations under the Code and in the manner required by such regulations.

(g)
The “entire interest” in the IRA includes the amount of any outstanding rollovers, transfers, and recharacterizations. Prior to annuity payments commencing, the “entire interest” is the dollar amount credited under this Contract plus the actuarial value of certain other benefits, such as guaranteed death benefits.

(h)
Before annuity payments commence, the Owner (or beneficiary) may take required distributions with respect to this IRA from any other IRA the Owner holds as an Owner (or that the beneficiary holds from the same decedent).

(i)
If annuity payments start before the Code otherwise requires distributions to start, the annuity starting date is treated as the date that distributions were required to begin, unless otherwise provided by federal tax law.

(j)
Annuity payments must satisfy the applicable requirements of sections 1.401(a)(9)-5 and 1.401(a)(9)-6 of the IRS regulations, including limits on payout durations. Except as otherwise permitted under the Code and regulations, annuity payments must (1) be made at least annually in uniform intervals, (2) satisfy the minimum distribution incidental benefit requirements, and (3) be non-increasing. Annuity payments may need to be accelerated after the Owner’s or beneficiary’s death to comply with the minimum distribution rules of section 401(a)(9)(B). We reserve the right to limit the options under which annuity payments may be made in order to ensure that payments to be made after the Owner’s death will satisfy sections 408 and 401(a)(9) and the IRS regulations thereunder.

7.
If no purchase payments are received under this Contract for two full consecutive Contract Years and any paid-up annuity benefit arising from the purchase payments made prior to such two-year period is less than $20 a month, the Company may terminate this Contract by payment in cash of the then present value of the paid-up benefit.

8.	The Owner agrees to provide the Company with information necessary for the Company to prepare any reports required under the Code and under guidance published by the IRS.
9.	The Company shall furnish to the Owner annual reports concerning the status of the Contract.
This Amendment and this Contract shall be interpreted in accordance with sections 408(b) and 401(a)(9) and the regulations thereunder. To assure this Contract’s continued treatment as an IRA, the Company has the right at any time to amend this Contract in order to comply with the Code, regulations, and IRS guidance.

Signed for Lincoln Life & Annuity Company of New York.